Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation or Organization
Reliance Benefits Alliance LLC	Michigan

Reliance Benefits Solutions, LLC	Michigan

Commercial Coverage Solutions LLC	New York

Southwestern Montana Insurance Center, LLC	Montana

Fortman Insurance Solutions, LLC	Ohio

Altruis Benefits Corporation	Michigan

UIS Agency, LLC	New York

Kush Benefit Solutions, LLC	Michigan

RELI Exchange, LLC	Illinois

Ezra Group International, LLC	New Jersey